SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002



                                CP SHIPS LIMITED

    ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ________________________________________________________________________

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                       ----------------
                                           (Registrant)

Date:  19 December 2002
                                       By: /s/ John K. Irving
                                           -------------------
                                           Name: John K. Irving
                                           Title:   Vice President, General
                                                    Counsel & Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

10.1     Press Release of CP Ships Limited "CP SHIPS CEO
         RE-ELECTED CHAIRMAN OF WORLD
         SHIPPING COUNCIL", dated 19 December 2002                     4

                                                                  Exhibit 10.1


           CP SHIPS CEO RE-ELECTED CHAIRMAN OF WORLD SHIPPING COUNCIL

LONDON, UK (19th December 2002) - CP Ships CEO Ray Miles has been re-elected for a second two-year term as chairman of the World Shipping Council, the Washington, DC-based group that represents the international liner shipping industry.

Mr Miles was elected WSC's first chairman when the organization was formed in 2000.

WSC's member lines operate more than 90 percent of the liner shipping industry's tonnage serving US foreign commerce. Together its members transport US import and export cargoes valued at more than $400 billion each year. Its board consists of senior management representatives from the world's largest liner shipping companies.

"Over the past two years we have made significant progress in providing policymakers and the public with a better understanding of the issues facing the container shipping industry," commented Mr Miles. "With the events of September 11th, we were fortunate that WSC was already well positioned to work closely with the US government in its efforts to strengthen supply chain security without compromising the free flow of foreign commerce. I look forward to the next two years when WSC can mature as a facilitator of US trade growth."


                                     -ends-



About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660


Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.